UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.4)

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation
(Name of Issuer)

Common Share without par value
(Title of Class of Securities)

120831 10 2
(CUSIP Number)

Ms. Chau Mei Wah, Rosanna
30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
+852 2831 8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:
Kenneth K. Kwok, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong

May 12, 2016 and November 30, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

Cusip Number 120831 10 2	Page 2 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Large Scale Investments Limited I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 0

(6) Shared Voting Power: 6,480,090 common shares

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 6,480,090 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,480,090 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 16.8%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 3 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Great Intelligence Limited I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 0

(6) Shared Voting Power: 2,112,847 common shares

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 2,112,847 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,112,847 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 5.6%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 4 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: ITC Corporation Limited I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: Bermuda

Number of shares beneficially owned by each Reporting Person with:

(5) Sole Voting Power: 0

(6) Shared Voting Power: 8,592,937 common shares

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 8,592,937 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,592,937 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 22.3%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 5 of 10

Item 1(a).	Name of Issuer: Burcon NutraScience Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

This statement relates to the common shares without par value (the “Shares”) of Burcon NutraScience Corporation (the “Issuer”). The principal executive office of the Issuer is located at 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2.

Item 2(a).

Name of Persons Filing:

This statement is filed by:

(i)   Large Scale Investments Limited (“Large Scale”), a British Virgin Islands company;

(ii)  Great Intelligence Limited (“Great Intelligence”), a British Virgin Islands company; and
(iii)  ITC Corporation Limited (“ITC”) a Bermuda company.

Large Scale, Great Intelligence and ITC are referred to herein collectively as the “Reporting Persons”, and individually as a “Reporting Person”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

(i)   Large Scale – Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

(ii)  Great Intelligence – Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

(iii)  ITC – 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Item 2(c).	Citizenship:

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	Title of Class of Securities: Common Share without par value

Item 2(e).	CUSIP Number: 120831 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Reference is hereby made to Items 5 – 9 and 11 of pages 2 – 4 of this Schedule, which Items are incorporated by reference herein.

Large Scale owns (i) 5,780,408 Shares of the Issuer; and (ii) 198,429 warrants of the Issuer with each such warrant entitling Large Scale to acquire 1 Share at CAD 2.25 (subject to adjustments) exercisable on or before April 30, 2017; and (iii) the convertible unsecured promissory note in the principal amount of CAD 2,000,000 (the “Principal Amount”) dated May 12, 2016 (“Note”) issued by the Issuer, the whole or part of the Principal Amount is convertible into approximately 501,253 Shares of the Issuer at CAD3.99 per Share (subject to adjustments) up to and including the earlier of (A) three years from the issue of the Note; and (B) the occurrence of an event of default, in total representing approximately 16.8% of the issued and outstanding Shares of the Issuer (assuming the issuance of 198,429 Shares upon full exercise of the aforesaid warrants (“LS Warrant Shares”) and the issuance of 501,253 Shares upon the full conversion of the aforesaid Note (“LS Note Shares”)). The aforesaid 5,780,408 Shares, 198,429 LS Warrant Shares and 501,253 LS Note Shares owned by Large Scale are hereinafter collectively referred as “LS Shares”.

Cusip Number 120831 10 2	Page 6 of 10

Great Intelligence owns 2,112,847 Shares, representing approximately 5.6% of the issued and outstanding Shares of the Issuer.

The securities reported on this Schedule as beneficially owned by ITC are held by Large Scale and Great Intelligence. ITC, which owns all of the voting interest in Large Scale and Great Intelligence, may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own and to share voting and dispositive power in respect of the 6,480,090 LS Shares beneficially owned by Large Scale and the 2,112,847 Shares held by Great Intelligence. The filing of this statement should not be construed as an admission that ITC is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares covered by this statement.

The calculation of percentage beneficial ownership set out above was derived from the corporate factsheet as made available on the Issuer’s web-site (http://www.burcon.ca/investors/corporate_factsheet.php) as of January 16, 2017 in which the Issuer stated that the number of its issued Shares was 37,827,175. The most recent interim report for the six months ended September 30, 2016 filed with the Commission on November 14, 2016, in which the Issuer reported 35,832,750 outstanding Shares as of September 30, 2016. However, the Reporting Person believes that this information is no longer accurate following the Issuer’s allotment of (i) 1,990,708 Shares on or about November 30, 2016 after completion of the rights offering by the Issuer; and (ii) [3,717] Shares in December 2016.

In addition, for the purposes of calculating the percentage of beneficial ownership by Large Scale and ITC of the Shares only, the issued and outstanding Shares of the Issuer are deemed to include the 198,429 LS Warrant Shares and the 501,253 LS Note Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

Cusip Number 120831 10 2	Page 7 of 10

Exhibit 1	List of subsidiaries as required by Item 7 on page 6 of this Schedule
Exhibit 2	Joint Filing Statement among Large Scale, Great Intelligence and ITC

Cusip Number 120831 10 2	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

LARGE SCALE INVESTMENTS LIMITED Date: 16 Jan 2017

Signature:	/s/ Chau Mei Wah, Rosanna
Name:	Chau Mei Wah, Rosanna
Title:	Director

GREAT INTELLIGENCE LIMITED Date: 16 Jan 2017

Signature:	/s/ Chau Mei Wah, Rosanna
Name:	Chau Mei Wah, Rosanna
Title:	Director

ITC CORPORATION LIMITED Date: 16 Jan 2017

Signature:	/s/ Chau Mei Wah, Rosanna
Name:	Chau Mei Wah, Rosanna
Title:	Deputy Chairman and Managing Director

Cusip Number 120831 10 2	Page 9 of 10

Exhibit 1

Large Scale Investments Limited and Great Intelligence Limited are subsidiaries of ITC Corporation Limited

Cusip Number 120831 10 2	Page 10 of 10

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares without par value of Burcon NutraScience Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

LARGE SCALE INVESTMENTS LIMITED

Date: 16 Jan 2017

Signature:	/s/ Chau Mei Wah, Rosanna
Name:	Chau Mei Wah, Rosanna
Title:	Director

GREAT INTELLIGENCE LIMITED

Date: 16 Jan 2017

Signature:	/s/ Chau Mei Wah, Rosanna
Name:	Chau Mei Wah, Rosanna
Title:	Director

ITC CORPORATION LIMITED

Date: 16 Jan 2017

Signature:	/s/ Chau Mei Wah, Rosanna
Name:	Chau Mei Wah, Rosanna
Title:	Deputy Chairman and Managing Director